Contact

www.linkedin.com/in/lindsay-lee-aa11b141 (LinkedIn)

Lindsay Lee

Authentic Ventures
San Francisco, California, United States

Experience

Authentic Ventures
Managing Member
2016 - Present (9 years)
Oakland, California, United States

California Bar Foundation
Board Member
2005 - 2010 (5 years)

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Education

Stanford University
JD, Law · (1994 - 1998)

Stanford University
MBA, Business · (1994 - 1998)

University of Florida
BA, Economics · (1988 - 1992)